SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA of R$4.1 billion in 2010, up 27% from 2009

HIGHLIGHTS:

▶  Braskem consolidated  EBITDA  stood at R$ 1.1 billion in the last quarter of the year

▶  Quattor’s crackers  operated at capacity utilization rates above 90% in 4Q10, led by the Rio de Janeiro unit (former Riopol), which recorded an average utilization rate of 93%, making Quattor EBITDA reach  R$361 million in 2010, for EBITDA margin of 20.2%.

▶  Braskem posted record-high production volume in October and December at its Polyethylene  plants in the Triunfo  Petrochemical Complex.

▶  New synergies  resulted from Quattor  acquisition were identified and are expected to total R$495 million in annual and recurring EBITDA to be fully captured by 2012. For 2011, R$377 million are estimated to be captured.

▶  Braskem's net debt/EBITDA1 ratio maintained its downward path to reach 2.43x, down 8% from 3Q10 and 32%  in relation to 2009.

▶  The reestructuring of Braskem debt profile lengthened  its average debt term to 12.5 years, with a cost of debt around 6.6% in dollar terms and 83.4% of CDI in Brazilian real.

▶  Braskem recorded net income of R$1.9 billion in 2010, and, based on this result,  the Company’s management is proposing the distribution of R$666 million in dividends, or 40% of adjusted net income.

▶  On February 23, 2011 the Board of Directors of the Administrative Council of Economic Defense (CADE – Brazil’s Antitrust Authority) fully approved the acquisition of Quattor Participações S/A, Unipar Comercial e Distribuidora S.A. and Polibutenos S/A Indústrias Químicas.

1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with IFRS standards or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

Note: Pursuant to Federal Law 11,638/07, the results presented herein reflect the adoption of International Financial Reporting Standards (IFRS) in 2010, with the 2009 results restated to ensure accurate comparisons. In addition, unless stated otherwise, Braskem’s consolidated results reflect, for all periods stated, the pro-forma consolidation of 100% of the results of Quattor Participações and Sunoco Chemicals, which were acquired in April 2010.

EXECUTIVE SUMMARY:

The Brazilian economy maintained its robust growth pace in the last quarter of the year, with GDP in 2010 increasing by 7.5%, driven by industrial activity, which grew by 10.9% in the year, which represents the strongest growth rate of the last 24 years, according to the Brazilian Institute of Geography and Statistics (IBGE).

The positive economic indicators in the United States and the continued expansion of China’s economy sustained the optimism regarding the global economic recovery, despite the fiscal problems in European economies and the high unemployment rates in developed countries.

Despite the downcycle of the global petrochemical industry, with supply structurally exceeding demand, the fourth quarter was marked by continued price hikes. The main factors were: (i) the solid demand from emerging markets and the recovery in developed countries, even with the seasonal slowdown at the end of the year; (ii) the limited supply, due to unplanned shutdowns (USA, Asia and Europe), trade sanctions in Iran and low utilizations rates in the Middle East; and (iii) the high raw material prices. Resins2, basic petrochemical3 and naphtha4 prices increased by 12%, 5% and 20% from the prior quarter, respectively.

Braskem registered EBITDA of R$1.1 billion in the quarter, with EBITDA margin of 15.4%. The reduction in sales volume, which is typical during this time of year, was offset by the better prices, which followed the international market trend, and by the continued recovery in the capacity utilization rates of Quattor assets. In 2010, Braskem posted EBITDA of R$4.1 billion, up 27% from 2009.

In this context, Braskem posted a slight reduction in net debt to R$9.8 billion. The combination of EBITDA growth in the last 12 months (R$4.1 billion) and the reduction in net debt led to a decrease in financial leverage, as measured by the ratio of net debt to EBITDA LTM, from 2.64x in the third quarter to 2.43x in the fourth quarter, in line with the Company’s objective of reducing leverage and achieving an investment grade credit rating. In relation to December 2009, when the Company recorded a leverage of 3.59x, the decrease was 32%.

New opportunities have been identified, and the synergies from Quattor acquisition are expected to total R$495 million in annual and recurring EBITDA, to be fully captured by 2012. For 2011, a total of R$377 million is expected to be captured. The main gains are on the industrial front, which total R$234 million, due to initiatives such as the implementation of better planning at the 1st and 2nd generation plants and the adoption of a new asset maintenance plan. Other important synergies will be captured on the logistics and supply fronts, with better sales planning and the integrated purchasing of raw materials. Braskem will invest R$275 million to support the capture of these synergies, around 50% of which should be disbursed by the end of 2011.

Net income totaled R$1.9 billion in 2010, driven by EBITDA growth in the period, as mentioned above, and the recognition of the acquisition of Quattor and Sunoco Chemical assets at fair market value (in accordance with IFRS standards), providing a net positive impact of R$869 million; along with recognition of deferred income and social contribution taxes (IR/CSSL) over Quattor’s accrued losses and other IFRS adjustments in the amount of R$405 million.

2 PE, PP and PVC (base Asia and Europe)

3 Ethylene and propylene (base Europe)

4 Nafta ARA

PERFORMANCE:

▶  EBITDA

Braskem’s consolidated EBITDA in 4Q10 was R$1.074 billion, up 4% from the previous quarter. This increase is mainly due to the higher prices in Brazilian real, in line with international market trends, partially offset by the increase in raw material prices. In U.S. dollar, EBITDA in 4Q10 was US$633 million, up 7% from the prior quarter. EBITDA margin stood at 15.4%, up 1.7 p.p. from 3Q10, reflecting the recovery in resin-naphtha spreads. EBITDA margin excluding naphtha/condensate/oil resales was 17.0%.

This EBITDA reflects (i) the positive impact of R$37 million from PIS/COFINS tax credits, most of which involve fixed assets, due to the better calculations used to analyze these tax credits; and (ii) the nonrecurring expenses of R$29 million related to third-party services and extraordinary advertising expenses.

In relation to 4Q09, EBITDA increased by 37%, due to the higher sales volume of thermoplastic resins and the recovery of resin and basic petrochemicals prices, despite the appreciation in the Brazilian real between the two periods.

In 2010, Braskem’s consolidated EBITDA was R$4.1 billion, 27% higher than the R$3.2 billion registered in 2009, despite the downcycle of the petrochemical industry and the stronger local currency. The main drivers of this growth were: (i) the significant improvement in the operational efficiency of the Quattor assets; (ii) the increase of thermoplastic resins sales, following the growing demand in the Brazilian domestic market; (iii) higher resins and basic petrochemical prices, reflecting the better scenario of the global petrochemical industry, especially in the second half of 2010; and (iv) the capture of synergies in the amount of R$170 million. This amount was also affected by non-recurring expenses totaling R$244 million. In U.S. dollar terms, EBITDA in 2010 increased by 41% from 2009 to reach US$2.3 billion. EBITDA margin in 2010 was 14.6%, expanding 0.6 p.p. from 14.0% in 2009. EBITDA margin excluding the effects of naphtha/condensate/oil resales stood at 15.6% in 2010.

Note: Restatment of Net income and Ebitda detailed in Exhibit III.

Operational, economic and financial factors impacting EBITDA performance:

▶  Polymers Performance

Impacted by the lower seasonal demand in the last quarter of the year, the Brazilian market of thermoplastic resins5 contracted by 5% from 3Q10 to 1,277 kton. Braskem’s sales volume in the quarter was 875 kton, down 6%, reflecting the slowdown in demand and the lower supply of resins, due to the scheduled maintenance shutdown at the cracker located in the state of Bahia, which impacted production at second-generation plants.

Despite the continuous recovery in capacity utilization rates at Quattor, PE sales volume in 4Q10 decreased by 11% in the domestic market, mainly due to the scheduled maintenance shutdown at the cracker in Bahia, as explained above. Meanwhile, PP sales fell by 2%, in line with historical seasonality.

Apparent consumption of PVC fell by 5.9% from 3Q10 to 269 kton, according to the Brazilian Chemical Manufacturers’ Association (Abiquim). On the other hand, Braskem’s PVC sales remained virtually stable in relation to the previous quarter, at 130 kton.

The 4Q10 imported volume  stood at 334 kton, maintaining its market share in the Brazilian market at 26%.

Average resin prices in Brazilian real followed the international market trend, which increased by 12% over the previous quarter.

In annual basis, the Brazilian market of thermoplastic resins was 4.9 million tons in 2010, up 15% from 2009, benefitting from the positive performance of the Brazilian economy, which was led by sectors related to consumer goods and infrastructure. In this context, the PE, PP and PVC markets ended the year with production growth of 17%, 11% and 18%, respectively.

In this scenario, Braskem’s domestic sales of PE and PP increased 12% and 10%, respectively, impacted by the lower capacity utilization rates of the Quattor assets at the start of the year and by scheduled maintenance shutdown. Domestic PVC sales grew by 10%, restricted by the limited production capacity. Total sales volume of thermoplastic resins in the domestic market grew by 11% from 2009 to reach 3,413 kton.

Imports accounted for 26% of total market in virtually all quarters, focusing on customers seeking lower value-added  and more commoditized products, and also due to: (i) the stronger Brazilian real; (ii) the solid growth in the PVC market; and (iii) the competitiveness gain of the US PE as a result of the lower ethane costs in that country.

Performance (tons) Polymers	4Q10	3Q10	4Q09	Change%	Change%	2010	2009	Change%
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Sales - Domestic Market
PE's	424,769	475,227	387,195	(11)	10	1,674,825	1,491,181	12
PP	320,083	328,207	286,915	(2)	12	1,233,301	1,123,589	10
PVC	129,945	130,783	121,092	(1)	7	504,780	457,430	10
Total Resins	874,797	934,217	795,203	(6)	10	3,412,907	3,072,200	11
Sales - International Market
PE's	217,179	241,935	229,040	(10)	(5)	823,328	939,714	(12)
PP	104,564	100,523	99,458	4	5	330,729	421,491	(22)
PP - Braskem America	209,453	227,954	221,239	(8)	(5)	840,095	838,676	0
PVC	73	48	149	51	(51)	194	40,262	(100)
Total Resins	531,269	570,460	549,887	(7)	(3)	1,994,346	2,240,143	(11)

Braskem’s exports in 4Q10, which include Braskem America, totaled 531 kton, down 7% from 3Q10. This result was due to the lower supply of PE and the contraction in PP sales volume at Braskem America, which was impacted by the seasonally lower demand in the U.S. market in the quarter. In 2010, Braskem’s resins exports totaled 2 million tons, down 11%, reflecting the reallocation of sales to the domestic market, which offered better profitability.

5 Demand was measured based on the Company's internal estimates, Abiquim data (PVC) and the Alice import system.

Total thermoplastic resins production volume in 4Q10 was 1,397 kton, down 4% from the previous quarter. The higher operating efficiency at the Quattor plants, which posted an increase of 9% in second-generation production, partially offset the limited production at the plants located in Bahia state, which experienced the  scheduled maintenance shutdown in the quarter.

In 2010, Braskem recorded production of 5.4 million tons, up 6% from 2009, due the higher operational efficiency, the gradual recovery in utilization rates at the Quattor assets and the joint efforts with Petrobras to normalize raw material supply. Another highlight was PE production in the state of Rio Grande do Sul, which registered records in October and December.

Performance (tons) Polymers	4Q10	3Q10	4Q09	Change%	Change%	2010	2009	Change%
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Produção
PE's	639,180	676,819	597,376	(6)	7	2,536,776	2,369,726	7
PP	640,520	651,679	586,293	(2)	9	2,437,643	2,305,863	6
PVC	117,309	125,170	131,751	(6)	(11)	475,559	479,077	(1)
Total Resins	1,397,008	1,453,668	1,315,420	(4)	6	5,449,978	5,154,666	6

The utilization rates of Braskem’s main products are presented below:

* 4Q10: cracker scheduled maintenance shutdown at Camaçari complex

▶  Basic Petrochemicals Performance

In 4Q10, the international market of basic petrochemicals was marked by price increase in relation to 3Q10, driven by (i) higher raw material prices; (ii) the rigorous winter in the Northern hemisphere, which impacted capacity utilization rates; (iii) the higher-than-expected demand in developed countries; and (iv) the operational problems at naphtha-based crackers in Europe, which limited ethylene supply and the availability of byproducts.

Braskem recorded ethylene and propylene sales of 205 kton in 4Q10, down 13% from 3Q10, limited by the scheduled maintenance shutdown in one of the lines at the cracker located in Bahia state, which lasted 52 days and limited mainly propylene volumes directed to exports markets. Moreover, the average price of ethylene and propylene followed the international price trend, which posted increases of 5% from the previous quarter.

The shutdown also affected the production and supply of the cracker’s byproducts, and the same trend could be observed in the aromatics chain, with BTX sales volume declining 21% and  butadiene sales reducing 13%. Average aromatic prices increased near 20%, while butadiene prices declined by around 9%.

Performance (tons) Basic Petrochemicals	4Q10	3Q10	4Q09	Change%	Change%	2010	2009	Change%
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(A)	(B)	(A)/(B)
Sales - Domestic Market
Ethylene	112,287	125,576	129,516	(11)	(13)	507,407	498,731	2
Propylene	60,361	63,668	65,467	(5)	(8)	254,045	231,560	10
Cumene	75,294	72,032	63,721	5	18	288,890	239,806	20
BTX*	138,968	144,047	162,763	(4)	(15)	604,148	604,708	(0)
Sales - International Market
Ethylene	3,774	6,079	-	(38)	-	9,853	-	-
Propylene	28,688	41,197	53,118	(30)	(46)	160,398	151,489	6
BTX*	99,349	158,556	101,756	(37)	(2)	516,863	465,665	11
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Despite the continued recovery in the capacity utilization rate at Quattor assets, which reached 93%, the scheduled maintenance shutdown at the unit in the Bahia state led to a decline in the Company’s utilization rate in 4Q10 to 84%. Ethylene production in the quarter was 791 kton, down 8% from the previous quarter.

In 2010, the average capacity utilization rate of the Company’s petrochemical complexes was 87%, compared to 86% in 2009. Ethylene and propylene production volume came to 4,797 ktons, for growth of 6% on the previous year.   Total ethylene and propylene sales followed this growth and increased by 6% in the period. In the case of the BTX, total sales posted growth of 5%. Another highlight was the sale of cumene, which increased 20%, driven by higher demand from the textile industry and by the capacity expansion at the cracker located in Mauá, in São Paulo state, which was concluded in 3Q09.

Performance (tons) Basic Petrochemicals	4Q10	3Q10	4Q09	Change%	Change%	2010	2009	Change%
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(A)	(B)	(A)/(B)

Production
Ethylene	791,333	861,717	785,218	(8)	1	3,276,626	3,086,103	6
Propylene	353,195	399,689	375,606	(12)	(6)	1,520,142	1,429,812	6
Cumene	75,098	69,881	63,382	7	18	286,284	243,940	17
BTX*	292,447	346,678	316,890	(16)	(8)	1,310,545	1,249,111	5
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶    Net Revenue

In 4Q10, Braskem posted net revenue of US$4.1 billion, down 5% in comparison to the previous quarter, reflecting the lower sales volume, partially offset by higher prices. In Brazilian real terms, net revenue was R$7.0 billion, down 8% from 3Q10.

Export revenue in the quarter was US$1.1 billion (26% of net revenue), down 13% from 3Q10. This performance is basically explained by the lower sales volume of PE, propylene and BTX due to the limited availability of these products, since part of these products come from the Camaçari complex, where one of the plants underwent a scheduled maintenance shutdown in the quarter, as already mentioned.

 In relation to 4Q09, net revenue in U.S. dollar grew by 10%, due to (i) the higher prices of resins and basic petrochemicals, which followed the recovery in international prices, especially for PP, benzene and propylene, whose global prices rose by 24%, 29% and 26%, respectively; (ii) the growth in the Company's sales volume; and (iii) the improvement in the resins sales mix, with higher volumes directed to the domestic market. In Brazilian real, net revenue grew by 10%.

In 2010, consolidated net revenue was US$15.8 billion, for growth of 36% from the prior year. In Brazilian real, this revenue came to R$27.8 billion, for growth of 23%, reflecting the devaluation in the USD (average price) of 12% in the period. The main drivers of net revenue growth were: (i) the high prices of basic petrochemicals and resins in the international market, driven by the hike in raw material prices and the recovery in global demand; (ii) the continued strong demand in the Brazilian market, reflecing stronger sales in the domestic market; and (iii) the opportunities seized to export basic petrochemicals, such as propylene and BTX, which registered growth in sales volume of 6% and 11%, and price hikes of 40% and 22%, respectively.

Revenue from exports in 2010 was US$4.2 billion (26% of net revenue), 56% higher than in 2009, primarily reflecting the higher prices in international markets, mainly for byproducts, which represent 50% of the Company’s export volume.

▶  Cost of Goods Sold (COGS)

Cost of goods sold (COGS) was R$5.8 billion in 4Q10, down 11% from 3Q10, which is explained mainly by the lower sales volume of resins and basic petrochemicals.

In comparison with 4Q09, COGS increased by 2%, reflecting the increase in the average naphtha ARA (Amsterdam–Roterdam–Antwerp) price of 21% between the periods, which was partially offset by the lower sales volume of basic petrochemicals.

The average price of naphtha ARA in the quarter was US$792/ton, up 20% from 3Q10 (US$658/ton). The last three-month moving average, which is a reference for domestic supply, stood at US$702/ton, for an increase of 4%. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in Argentina, Venezuela, Mexico and countries from Northern Africa.

Regarding the average price of gas feedstock, the benchmark Mont Belvieu prices of ethane and propane increased from 3Q10 by 32% and 18% to reach US$64cts/gal and US$126cts/gal, respectively, impacted by the hikes in natural gas prices caused by the rigorous winter in the Northern Hemisphere. Meanwhile, the average price of USG propylene rose 8% to US$1,327/ton.

In 2010, COGS came to R$23.5 billion, 21% higher than in 2009. The higher raw material prices and higher sales volume of resins and basic petrochemicals were the key drivers of this performance, which were partially offset by the higher operating efficiency of the Quattor assets. The average price of naphtha ARA in 2010 was US$713/t, up 34% from 2009 average of US$534/t. Regarding the average price of gas feedstock, the benchmark Mont Belvieu prices of ethane and propane increased 25% and 38% between the periods, to US$60 cts/gal and US$116cts/gal, respectively. Meanwhile, the USG propylene price increased by 59% to US$1,346/ton in 2010, driven by the lower availability of this product in that market.

▶  Selling, General and Administrative Expenses

In 4Q10, Selling, General and Administrative (SG&A) expenses came to R$558 million, up R$78 million from 3Q10, primarily due to the nonrecurring negative impact of R$29 million detailed below. In relation to 4Q09, SG&A expenses were 19% higher, as also explained below.

Selling expenses in 4Q10 were R$211 million, for an increase of R$11 million from 3Q10, especially related to efforts to adjust IQ’s accounting practices to those used by Braskem, which had an impact of R$5 million in the fourth quarter, and by the nonrecurring expenses of R$7 million related to the retroactive payment of freight insurance for sales in the domestic market. In comparison with 4Q09, selling expenses increased by R$11 million.

In 2010, Selling Expenses were R$806 million, up 9% from 2009, primarily impacted by nonrecurring expenses related to  the adjustment in accounting criteria at Quattor and the termination of the export agreement with Riopol, which amounted to around R$88 million. Excluding these effects, selling expenses would have been R$20 million lower than in 2009.

General and Administrative Expenses totaled R$347 million in the quarter, up R$67 million from 3Q10, impacted by the nonrecurring expenses with advertising of around R$8 million and with third-party and technical consulting services of approximately R$14 million. In addition to the extraordinary expenses, G&A expenses in 4Q10 were impacted by the wage increases under the collective bargaining agreement and the adjustments made to the salary structure. In comparison with 4Q09, G&A expenses increased by R$77 million, due to the same reasons explained above.

In 2010, G&A expenses increased by R$206 million, basically impacted by the nonrecurring expenses of R$52 million with technical consulting services and other advisory services related to the Quattor and Braskem America transactions; the adjustment of Quattor’s accounting criteria to the standards used by Braskem, with an impact of R$62 million; and the expenses with advertising and third-party services of R$42 million. In addition to the nonrecurring expenses, this increase mainly reflected the adjustments to the salary structure, the wage increases under the collective labor agreement and the provisioning for profit sharing.

▶  Net Financial Result

In 4Q10, the net financial result was an expense of R$541 million, versus net financial income of R$180 million in 3Q10. This variation is essentially explained by the depreciation of 2% in the U.S. dollar against the Brazilian real, which had a positive impact of R$106 million in the quarter, in comparison with the depreciation of 6% in 3Q10, which generated a positive impact of R$638 million in that quarter.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On December 31, 2010, this net exposure was composed as follows: 63% of debt and 76% of suppliers, which was partially offset by 43% of accounts receivable and 14% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the USD exchange rate, and most of its costs are also pegged to this currency.

It is important to note that foreign exchange variation has no direct impact on the Company's cash position in the short term. This amount represents foreign exchange accounting impacts, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 12.5 years.

Excluding the effects from foreign exchange variation and monetary restatement on its balance-sheet accounts exposed to foreign currencies, the net financial result in 4Q10 was a net financial expense of R$583 million, up R$167 million from 3Q10. This amount includes nonrecurring expenses of roughly R$250 million, composed as follows: (i) R$208 million related to the expenses with the break funding cost of the operation related to the prepayment of Quattor’s debts; and  (ii) R$43 million related to the revision of the charges incurred under the Special Installment Repayment Program (PAES), which was transfered to the Refis tax amnesty program instituted by Federal Law 11,941/09 (for more information, see Note 20 – Taxes recoverable - in the 2010 Financial Statements).

On the same basis, the net financial result in 2010 was an expense of R$1,668 million, down R$336 million from 2009, reflecting the lower debt and the adjustment in the debt profile after the acquisitions made in 1Q10. This amount also includes nonrecurring expenses of R$462 million related to: (i) the impact of R$43 million from participating in the Refis tax renegotiation program in 4Q10, as previously mentioned; (ii) the R$90 million in expenses incurred as a result of the agreement reached with the trade union in the state of Bahia in 3Q10; and (iii) R$329 million in expenses with the prepayment of debt, mainly at Quattor, which reduced the average cost of debt at the end of the period to 6.6% in U.S. dollar and 83.4% of the CDI rate in Brazilian real.

The following table shows the composition of Braskem's net financial result on a quarterly and annual basis.

Million of R$	4Q10	3Q10	4Q09	2010	2009

Financial Expenses	(585)	161	(946)	(2,011)	639
Interest Expenses	(244)	(251)	(193)	(932)	(878)
Monetary Variation (MV)	(75)	(70)	(161)	(441)	(572)
Foreign Exchange Variation (FX)	148	737	279	431	3,501
IOF/Income Tax/Banking Expenses	(6)	(12)	(6)	(31)	(33)
Net Interest on Fiscal Provisions	(87)	(57)	(785)	(268)	(963)
Others*	(323)	(187)	(81)	(770)	(416)
Financial Revenue	44	19	(35)	393	(373)
Interest	64	64	51	272	252
Monetary Variation (MV)	10	30	20	86	60
Foreign Exchange Variation (FX)	(42)	(99)	(113)	(25)	(719)
Net Interest on Fiscal Credits	2	2	2	8	7
Others	9	21	5	52	27
Net Financial Result	(541)	180	(981)	(1,618)	266

Million of R$	4Q10	3Q10	4Q09	2010	2009
Net Financial Result	(541)	180	(981)	(1,618)	266
Foreign Exchange Variation (FX)	106	638	166	405	2,782
Monetary Variation (MV)	(65)	(40)	(140)	(355)	(511)
Net Financial Result Excluding FX and MV	(583)	(416)	(1,006)	(1,668)	(2,005)
* Nonrecurring expenses are classified under the item Others

In order to protect its cash flow and reduce the volatility of its working capital and investment programs financing, Braskem adopts credit and risk management procedures in accordance with both its Financial Management Policy and Risk Management Policy. In December 2010, the Company had 6 derivative transactions aimed at hedging its assets and liabilities,  with maturity, currency, rates and amounts which are perfectly fit to assets and liabilities under hedging. In any given scenario, possible negative or positive adjustments to these hedges will be offeset by negative or positive adjustments to assets and liabilities.

▶  Net Income

Braskem recorded net income of R$361 million in the last quarter of the year, reflecting the solid operational performance and partially impacted by the net financial expense of R$541 million explained above.

In 2010, net income came to R$1.889 billion, which represented a significant increase from the R$398 million posted in 2009. In addition to the solid operational performance in the period, as confirmed by the 27% growth in consolidated EBITDA, Braskem's net income was positively impacted by the recognition of R$405 million of deferred income and social contribution taxes (IR/CSSL) over Quattor’s accrued losses and other IFRS adjustments, and by the recognition of the assets of the Quattor Group and the PP assets of Sunoco Chemicals at market value, in accordance with IFRS, in the amount of approximately R$869 million (net of income tax and social contribution, realization of inventories and amortization of intangible assets).

Dividends

The Company’s management is proposing to the Annual Shareholders’ Meeting to be held on April 29, 2011, the payment of dividends amounting to R$666 million, based on the adjusted net income of R$1.7 billion (see note 26 – Shareholders’ Net Equity – item (g) Net Income Allocation).

▶  Cash Flow

Braskem’s operating cash flow in 4Q10 was R$952 million, compared with operating cash flow of R$1,055 million in the previous quarter, a decrease of R$103 million. Working capital contributed with R$102 million in the quarter, influenced by the decrease of R$289 million in Accounts Receivable, due to the lower export volume; which were partially offset by the increase of R$158 million in Inventories, due to the higher prices in the period.

R$ Million	4Q10	3Q10	4Q09	2010	2009
Operating Cash Flow	952	1,055	(133)	3,814	1,976
Interest Paid	(262)	(253)	(176)	(961)	(771)
Income Tax and Social Contribution	(31)	(5)	(27)	(59)	(65)
Investments	(516)	(311)	(437)	(2,874)	(1,154)
Free Cash Flow	143	485	(773)	(79)	(15)
* The acquisitions of R$1.4 billion were supported by the capitalization of R$3.7 billion.

The line interest paid was once again impacted in the quarter by nonrecurring expenses with the prepayment of debt related to the debt management operations following the Quattor transaction.

Free Cash Flow (FCF) was positive R$143 million, a decrease from the 3Q10, impacted by the higher expenditure with investment activities in the last quarter of the year. In relation to 4Q09, free cash flow increased by R$916 million.

In 2010, the operating cash flow was R$3.8 billion, up R$1.8 billion from 2009. FCF was negative R$79 million in the year, compared with negative R$15 million in 2009. The main reason was the acquisition of the Quattor, Polibutenos, Unipar Comercial and Sunoco Chemicals assets for a combined total of R$1.4 billion in 2010, and the acquisition of the interest held by BNDESPar in Riopol, which were supported by the Company’s capital increase. The original amount of the acquisition of  the 25% interest in Riopol is R$174.6 million, restated by the TJLP rate + 2.5% as of June 2008. The payment schedule is 15% in 2015, 35% in 2016 and 50% in 2017, with no change in the rate of restatement.

▶  Capital Structure and Liquidity

On December 31, 2010, Braskem's gross debt was US$7,639 million, down 4% from the balance on September 30, 2010.

In the same period, the balance of dollar-denominated cash and financial investments decreased by 16% to US$1,734 million. This reduction reflects the strategy to optimize cash carrying costs through access to a stand-by loan of US$350 million that does not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the operation.

As a result, Braskem's consolidated net debt stood at US$5,905 million, practically in line with the balance at the close of 3Q10. When measured in Brazilian real, Braskem’s net debt declined by 1%, influenced by the USD depreciation of 2% in the period.

The EBITDA growth in the last 12 months (R$4.1 billion), combined with stable net debt, led to a decrease in financial leverage, as measured by the ratio of net debt to EBITDA LTM, from 2.64x (last 12 months) in the third quarter to 2.43x in the fourth quarter, in line with the Company’s objective of reducing leverage. In U.S. dollar, the level of debt declined by 7%, for a net debt/EBITDA ratio of 2.56x.

On December 31, 2010, the average debt term was 12.5 years, lengthening from 8.7 years at the end of September 2010, which was mainly due to the issue, in October, of US$450 million in perpetual bonds with a coupon of 7.375% p.a.. A portion of the proceeds from this issue were used to exercise the call, in December 2010, of the US$150 million in perpetual bonds issued by Braskem in 2005, with coupon of 9.75% p.a. and a portion will also be used to pay, in April 2011, the US$200 million in perpetual bonds issued by Braskem in 2006, with coupon of 9.00% p.a., in line with the strategy announced by Braskem to adjust its debt profile.

Also with this objective, during 4Q10, Braskem prepaid R$565 million in contracts that Riopol had established with the Brazilian Development Bank (BNDES), effectively settling the project finance obligations established by these parties. Another important operation was the prepayment of Quattor's debt, as mentioned above. On December 31, 2010, the balance of USD-denominated debt corresponded to 63% of the total, following the higher volume of funding operations in this currency in the quarter and the higher concentration of payments of BRL-denominated debt. The debt restructuring in 2010 allowed the Company to regain a more balanced exposure to its creditors when compared to its proforma debt profile in December 2009, when banks accounted for more than 50% of the debt, as shown below.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the company’s consolidated amortization schedule as of December 31, 2010.

Only 13% of Braskem’s total debt matures in 2011, and its continued high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 22 months. Considering stand-by loans, coverage is  longer than 24 months.

CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above its cost of capital, in 2010, Braskem made operational investments of R$1.8 billion (excluding capitalized interest), 99% higher than the R$894 million invested in 2009. Of the total investments in 2010, R$352 million were allocated to Quattor, R$32 million to Braskem America and R$47 million to the Ethylene XXI project in Mexico.

The bulk of the investments was allocated to capacity expansions, which included: (i) the project to build a new PVC plant in Alagoas, with disbursement of R$86 million; and (ii) the construction and startup of the plant to produce 200 kton/year of Green Ethylene (Triunfo, Rio Grande do Sul), which required investment of R$343 million in 2010, not considering the amount of taxes recoverable. Considering that these taxes are deductible, investments in the year totaled R$290 million. This new plant led Braskem to become the world leader in biopolymer production, and was delivered on time and within budget.

In keeping with the objective of maintaining its plants operating at high levels of operating efficiency and reliability, Braskem also disbursed R$365 million for scheduled maintenance shutdowns.

In November 2010, the maintenance shutdown at the ethylene cracker in the state of Bahia, which lasted 52 days, required investment of R$190 million in the last quarter Braskem also invested R$103 million in the area of health, safety and the environment (HSE) during 2010.

For 2011, total investment is estimated at R$1.6 billion. The main investments are estimated to be allocated mainly to (i) scheduled maintenance shutdowns (approximately R$390 million); (ii) operational investments (R$660 million); and (iii) capacity expansions (around R$500 million).

QUATTOR:

On February 23, 2011, Brazil’s anti-trust authority, the Administrative Council of Economic Defense (CADE), approved without restrictions the acquisitions of Quattor Participações S.A., Unipar Comercial e Distribuidora S.A. and Polibutenos S.A. Indústrias Químicas. The approval of the transaction had already received favorable opinions from the Economic Oversight Department (SEAE) of the Ministry of Finance and from the Economic Law Department (SDE) of the Ministry of Justice.

As part of the transaction, Braskem, seeking to promote transparency in its commercial relations and boost the competitiveness of the production chain, assumed with CADE, under a regime of confidentiality, a commitment to:

(I) notify in advance the existence in the future of any resins import contracts that contain exclusivity clauses, in line with the draft bill to restructure Brazil's Antitrust System and with best international practices involving antitrust issues;

(II) submit semiannually a report to CADE consolidating its resins imports in the period;

(III) submit copies of the resins supply contracts signed with companies abroad for sale in the Brazilian market; and

(IV) submit a list of its resin purchase contracts that contain exclusivity clauses for sale in the international market.

▶  Monitoring Synergies

Braskem remains focused on improving the operational efficiency of the assets acquired, and various initiatives have been initiated to capture the synergies from the transaction.

New opportunities have been identified in 2010, amounting to R$495 million in annual and recurring EBITDA for 2012, and another R$377 million are expected to be captured in 2011. The bulk of these synergies is concentrated in initiatives in the industrial and logistics areas. Initiatives on the industrial front include refining the plan for the production and sale of various cracker streams, such as aromatics and butadiene; improving the production mix in second generation plants, reducing its number of grades; and centralizing the asset maintenance plan strategy, optimizing teams and better planning of the schedule maintenance shutdowns. On the logistics front, a highlight was the gains in freight operations due to better planning for domestic and export markets, distribution and storage operations. On the supply front, the highlights were the integrated purchase of inputs and the renegotiation of third-party contracts. The Company plans to invest R$275 million to support the capture of these synergies, with 50% of which being disbursed before the end of 2011. In addition to operating synergies, there are synergies to be captured in the financial front amounting to R$490 million in net present value. The capture of these synergies are in course, having already provided a positive impact of R$150 million in 2010, and primarily involve fiscal gains and lower debt carrying costs.

▶  Variation in Quattor’s EBITDA – R$ million

Quattor recorded EBITDA of R$361 million in 4Q10, for EBITDA margin of 20.2%, led by the continuous recovery in utilization rates at the Quattor assets, with Riopol operating at above 90% of its capacity in the period. In 2010, the Company's cash generation capacity increased 78% from 2009 to R$984 million.

BRASKEM AMERICA:

Braskem America’s 4Q10 EBITDA came to US$23 million (R$39 million), mainly impacted by the 8% contraction in sales volume from the prior quarter.

In 2010, EBITDA was R$114 million, up 76% from 2009. In Brazilian real, EBITDA was R$200 million.

PROJECT PIPELINE:

Braskem’s medium- and long-term growth plan and the strategy to diversify its energy matrix focus on investments that boost its competitiveness in feedstock supply, strengthen its presence in the Americas and provide competitive advantages in the biopolymers market.

▶  PVC capacity expansion

A total of R$86 million was invested in 2010 in the project, to expand PVC capacity by 200 kton/year,  with total investment of US$470 million and expected net present value of US$450 million, to become operational in May 2012. For 2011, additional investments of R$380 million are expected, already considering the tax incentives under the Special Incentives Regime for the Development of Oil Infrastructure in the North, Northeast and Midwest Regions (REPENEC6) and the Alagoas State Integrated Development Program (PRODESIN7). The objective is to meet the growing demand for PVC in Brazil.

To finance the project, in addition to the line of up to R$525 million already approved by the BNDES, with repayment in 9 years and 88% of which in real at a rate of TJLP+1.46%. Braskem also received approval for a financing line of R$200 million from BNB with repayment in 12 years at a rate of 8.5% p.a..

▶  Butadiene Project

Braskem plans to invest approximately R$300 million to build a new butadiene plant, using the crude C4 stream. With construction slated to begin in 2011, the project, which will be submitted to the Board of Directors for approval, provides for the installation of a new line with capacity of 100 kton/year. The new plant should increase Braskem’s butadiene supply by approximately 30% to 446 kton/year as of 2013. In 2010, butadiene prices increased by 50% from 2009, reflecting the growing global demand and limited supply.

▶  Mexico Project – Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with interests of 65% and 35%, respectively, calls for the production of polyethylene resins using ethane as feedstock and is based on an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day for 20 years. The fixed investment is estimated at roughly US$2.5 billion, with the debt portion financed under a project-finance model (70% debt/30% equity). The conclusion of works and the startup of units is slated for January 2015.

In November 2010, Braskem announced a strategic partnership with Ineos for the use of technology at two out of its three polyethylene plants, which have combined high density polyethylene (HDPE) production capacity of 750 kton/year. In February 2011, Braskem announced a strategic partnership with Lyondell Basell for the use of Lupotech T technology at the low density polyethylene (LDPE) plant, which has capacity of 300 kton/year.

In 2010, the Mexican market consumed around 1.88 million tons of polyethylene, with imports accounting for 68% of the total supply. Therefore, this project is extremely attractive and of great importance to the development of the local petrochemical industry.

A highlight in the year was the hiring of Bank Sumitomo as the project's financial advisor and the receipt of formal statements from various financial institutions interested in supporting the project, whose amount exceeds US$5.0 billion.

The next steps in 2011 for this project include: (i) choosing the technology for the cracker; (ii) finalizing the project's engineering and construction agreement; and (iii) structuring the project finance, with construction to begin in 2012.

▶  Other MOUs in Latin America

Braskem also has similar projects in less advanced phases in Peru, Bolivia and Venezuela. In the case of Peru, Braskem, Petrobras and PetroPeru concluded, in 2010, the analysis phase and the technical design of the petrochemical complex project to be installed in southern Peru, with polyethylene production capacity estimated at approximately 1.0 million tons/year. In 2011, Braskem’s office in the city of Lima should be inaugurated to support the team involved in the project and the commercial team already working in the country.

6 REPENEC: incentives on taxes and contributions Social Integration Program (PIS/PASEP), Tax for Social Security Financing (COFINS) and Excise Tax (IPI)

7 PRODESIN: tax incentive, VAT, awarded by the Integrated Development Program of Alagoas state

8 Source: Plastic Association (Mexico)

▶  Green Polypropylene Project

Braskem also advanced its strategy to become the global leader in sustainable chemicals and announced, in October 2010, a project to produce Green Polypropylene at K Fair, one of the most important events in the plastic industry. In 2011, the basic engineering studies will be concluded, and the plant, which will have minimum green propylene production capacity of 30 ktons/year, is expected to become operational in the second half of 2013. The project has not yet been approved by the Board of Directors.

▶  Innovation Pipeline - Product Development

Utec Fiber

In December 2010, Braskem and the Department of Science, Technology and Innovation of Bahia have signed two agreements and one protocol of intentions to encourage research on technological innovation.

The first project is UTEC® fiber, an ultra-high molecular weight polyethylene fiber developed with 100% local technology that represents a pioneering initiative in the world, with main application for oil platforms to explore the pre-salt discoveries and for military-grade bullet-proof vests.

UTEC® fiber is an important solution for anchor cables currently used by oil exploration platforms made of steel and/or polyester, since it can stretch while maintaining exceptional rigidity and high resistance and is ideal for exploration activities in deep water of between 2,000 and 3,000 meters, which means applications for the pre-salt deposits recently discovered in Brazil. In the area of national defense, UTEC® fiber is ideal for making bullet-proof vests and is perfect for tropical countries such as Brazil, as it allows perspiration and is lighter, different from existing imported models.

The project, which also enjoys support from FINEP, the research and project financing arm of the Ministry of Science and Technology, will receive investment of US$10 million. Production on an industrial scale is slated to begin in 2013 to supply the potential market, which is estimated at between 1,000 and 1,500 tons/year.

IFRS IMPACTS:

For the first time, Braskem is presenting its financial statements in accordance with International Financial Reporting Standards (IFRS). The main differences that impacted the quarterly results are explained below. For more details on balance-sheet reconciliations, see Note 4 to the 2010 Financial Statements – First-time adoption of IFRS.

Income Statement	IRFS	BRGAAP	IRFS	BRGAAP	IRFS	BRGAAP	IRFS	BRGAAP	IRFS	BRGAAP
CONSOLIDATED - Real	1Q10	1Q10	2Q10	2Q10	3Q10	3Q10	4Q10	4Q10	2010	2010
Gross Revenue	5,730	5,630	7,793	8,437	9,387	9,300	8,636	8,617	31,547	31,984
Net Revenue	4,716	4,466	6,265	6,516	7,547	7,276	6,967	6,715	25,495	24,973
Cost of Good Sold	(3,922)	(3,673)	(5,271)	(5,357)	(6,456)	(6,145)	(5,762)	(5,453)	(21,412)	(20,628)
GrossProfit	794	793	994	1,160	1,090	1,131	1,205	1,262	4,083	4,345
Selling Expenses	(129)	(116)	(180)	(188)	(200)	(186)	(211)	(193)	(719)	(684)
General and Administrative Expenses	(177)	(159)	(245)	(233)	(280)	(266)	(347)	(333)	(1,049)	(991)
Business Combination	-	-	975	-	-	-	-	-	975	-
Other operating income (expenses)	(15)	(13)	(39)	(34)	(16)	(15)	(26)	(47)	(96)	(109)
Investment in Subsidiary and Associated Companies	10	7	6	7	9	7	(5)	(0)	20	20
Operating Profit before Financial Result	483	484	1,512	674	604	636	616	653	3,215	2,447
Net Financial Result	(442)	(645)	(524)	(575)	180	193	(541)	(542)	(1,328)	(1,569)
Profit(Loss) before Tax and Social Contribution	40	(161)	988	99	784	828	75	112	1,887	878
Income Tax/Social Contribution	(18)	37	(11)	(65)	(251)	(265)	282	317	2	24
Net Profit (Loss)	23	(123)	978	34	532	563	356	428	1,889	903

a.     Braskem’s consolidated financial statements were affected by the deconsolidation of Cetrel and the inclusion of the proportional investment in the jointly subsidiary with Refinaria de Petróleo Rio-Grandense (RPR), in which Braskem held a 33.20% interest on December 31, 2010.

b.     Sales Freight, which was previously deducted from Gross Revenue, is now booked under Cost of Goods Sold.

c.     In accordance with IFRS, the financial statements from 1997 and 1998 must be adjusted to reflect the adjustments for inflation in the periods. This led to higher depreciation, which impacted Cost of Goods Sold and SG&A.

d.     The 2Q10 results were positively impacted by the combination of Braskem with the companies of the Quattor group and Sunoco Chemicals in the approximate amount of R$869 million (net of income and social contribution taxes, realization of inventories and amortization of intangible assets), since the amount paid for the assets acquired and the liabilities assumed recognized on the acquisition date was lower than the fair values of the assets acquired and the liabilities assumed.  For more information, see Note 5 to the 2010 Financial Statements – Business combinations.

e.     Investments in research, which were previously recognized as intangible assets, are now booked as expenses. As a result, we benefitted from a reversal of the amortization registered.

f.      The combination of items (c), (d) and (e) above reduced the line deferred Income and Social Contribution Taxes.

OUTLOOK:

The scenario projected for 2011 is positive, with world GDP expected to grow 4.4% in the year, according to the IMF. The main positive drivers of this growth in the world economy are the stronger economic activity in the United States resulting from the new policies aming at boosting the economy adopted by the government and the continued positive outlook for emerging countries.

The fronts requiring closer attention include the slowing of the Chinese economy as a result of further monetary tightening by authorities to control inflation, the deterioration in issues related to sovereign debt in the Eurozone and the potential worsening of the social unrest in Arab countries.

Although the dynamics of the Brazilian economy have not decoupled from the global context, the country remains well positioned due to both its positive growth outlook (GDP growth of 4.5%) and financial solidity.

Braskem believes Brazil's thermoplastic resins market will grow by from 9% to 10% in 2011. In this scenario, Braskem’s strategy remains focused on strengthening its business, which includes: (i) partnerships with its clients and the sustainability of the Brazilian petrochemical chain; (ii) pursuing operational efficiency and cost reductions; and (iii) the policy to maintain its financial health.

The Company has two major scheduled maintenance shutdowns at its crackers slated for 2011: (i) at the end of May, operations at the Rio de Janeiro unit (former Riopol) will be halted for 30 days; and (ii) in October, one of the lines of the Triunfo petrochemical complex is scheduled to stop for 40 days. Production planning for the year should partially offset the maintenance shutdown periods, with capacity utilization at Braskem’s crackers remaining around 90%, which is above the estimated world capacity utilization rate (84%).

In commodity markets, political instability in Arab countries, where some of the world’s largest oil reserves are located, have negatively impacted oil production and increased price volatility, consequently driving naphtha and petrochemical prices higher worldwide. Although the global petrochemical industry is still recovering, oversupply is expected for 2011, due to the new production capacities that became operational in the previous year. On the other hand, various factors continue to mitigate the impact of these new production capacities, leading the industry’s profitability to continue to exceed expectations: (i) the scheduled maintenance shutdowns; (ii) the trade sanctions imposed to Iran; (iii) the lack of qualified labor, operational instability and unscheduled shutdowns at new players in the Middle East; (iv) the gas-supply problems associated with oil production in that region; and (v) the expectations of uncompetitive plants closures. For the medium and long terms, the growth in demand is expected to exceed that in supply, leading to a reversal in the petrochemical cycle.

In this scenario, Braskem maintains its commitment to sustainable growth and development, and will continue to act proactively to pursue the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain, without losing its focus on financial discipline.

UPCOMING EVENTS:

IR TEAM:

Luciana Ferreira	Roberta Varella
IRO	IR Manager
Tel. (55 11) 3576-9178	Tel: (55 11) 3576-9266
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br

Daniela Castro	Marina Dalben	Isabella Alves
IR Analyst	IR Analyst	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9716	Tel: (55 11) 3576-9010
daniela.castro@braskem.com.br	marina.dalben@braskem.com.br	isabella.alves@braskem.com.br

Additional information:
www.braskem.com.br/ir

Note:

On December 31, 2010, the Brazilian real/U.S. dollar exchange rate was R$1.6662/US$1.00.

EXHIBITS LIST

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. The company operates 31 industrial plants across Brazil and 3 in the United states, and has annual production capacity of 15 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement – Pro forma

(R$ million)

Income Statement	4Q10	3Q10	4Q09	Change (%)	Change (%)	2010	2009	Change (%)
CONSOLIDATED - Pro Forma	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(A)	(B)	(A)/(B)
Gross Revenue	8,636	9,387	8,206	(8)	5	34,707	28,359	22
Net Revenue	6,967	7,547	6,513	(8)	7	27,829	22,647	23
Cost of Good Sold	(5,762)	(6,456)	(5,648)	(11)	2	(23,465)	(19,425)	21
GrossProfit	1,205	1,090	865	11	39	4,364	3,222	35
Selling Expenses*	(211)	(200)	(200)	6	5	(806)	(737)	9
General and Administrative Expenses*	(347)	(280)	(270)	24	29	(1,048)	(842)	24
Other operating income (expenses)	(26)	(16)	(357)	66	-	(104)	(214)	(51)
Non Recurring Expenses Related to Fixed Assets	13	3	(413)	-	-	(11)	(413)	(97)
EBITDA	1,074	1,036	786	4	37	4,055	3,181	27
EBITDA Margin	15.4%	13.7%	12.1%	1.7 p.p.	3.3 p.p.	14.6%	14.0%	0.5 p.p.
Depreciation and Amortization	466	444	365	5	28	1,720	1,454	18
Cost	448	420	335	6	34	1,638	1,340	22
Included in SG&A	18	23	29	-	(37)	82	114	(28)
* Net of Depreciation

EXHIBIT II

Consolidated Income Statement – Real 9

(R$ million)

Income Statement	4Q10	3Q10	4Q09	Change (%)	Change (%)	2010	2009	Change (%)
CONSOLIDATED - Real	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(A)	(B)	(A)/(B)
Gross Revenue	8,636	9,387	5,523	(8)	56	31,547	19,705	60
Net Revenue	6,967	7,547	4,540	(8)	53	25,495	16,136	58
Cost of Good Sold	(5,762)	(6,456)	(3,827)	(11)	51	(21,412)	(13,530)	58
GrossProfit	1,205	1,090	713	11	69	4,083	2,606	57
Selling Expenses	(211)	(200)	(157)	6	34	(719)	(600)	20
General and Administrative Expenses	(347)	(280)	(231)	24	50	(1,049)	(711)	47
Business Combination	-	-	(53)	-	-	975	102	856
Other Net Operating Income (expenses)	(26)	(16)	(196)	66	-	(116)	(116)	-
Investment in Subsidiary and Associated Companies	(5)	9	9	-	(154)	20	3	537
Operating Profit Before Financial Result	616	604	204	2	202	3,215	1,404	129
Net Financial Result	(541)	180	(862)	-	(37)	(1,328)	354	-
Profit (loss) Before Tax and Social Contribution	75	784	(658)	(90)	-	1,887	1,758	7
Income Tax / Social Contribution	282	(251)	(716)	(212)	-	2	(1,360)	-
Net Profit (loss)	356	532	(1,374)	(33)	-	1,889	398	374

9 Quattor in the period from January to March and Unipar Comercial and Polibutenos in the period from January to April are not part of Braskem's Consolidated results, since they were acquired in April and May, respectively.

EXHIBIT III

Restatement of the Result

(R$ million)

EBITDA Restatement	4Q10	3Q10	4Q09	Change	Change	2010	2009	Change
	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)

Pro Forma EBITDA	1,074	1,036	786	4	37	4,055	3,181	27
Depreciation included in CoGS and SG&A	(466)	(444)	(365)	5	28	(1,720)	(1,454)	18
Pro Forma EBITDA Impact Elimination	-	-	(69)	-	-	(96)	(326)	(70)
Non-recurring expenses related to fixed assets considered
in other net operating income (expenses)	13	3	(103)	-	-	(20)	(103)	(81)
Business combination	-	-	(53)	-	-	975	102	856
Investment in subsidiaries and associated companies	(4)	9	9	-	-	20	3	537
Financial Result	(541)	180	(862)	-	-	(1,328)	354	-
Income Tax and Social Contribution	282	(251)	(716)	-	-	2	(1,360)	-
Net Income	356	532	(1,374)	(33)	-	1,889	398	374

EXHIBIT IV

Braskem, Quattor and Braskem America Income Statement

(R$ million)

Income Statement	4Q10	3Q10	4Q09	Change (%)	Change (%)	2010	2009	Change (%)
BRASKEM	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	6,111	6,477	5,523	(6)	11	24,182	19,705	23
Net Revenue	4,767	5,569	4,540	(7)	10	19,828	16,136	23
Cost of Good Sold	(3,941)	(4,816)	(3,827)	(9)	9	(16,570)	(13,530)	22
GrossProfit	825	753	713	7	15	3,258	2,606	25
Selling Expenses	(145)	(131)	(152)	8	(5)	(536)	(581)	(8)
General and Administrative Expenses	(246)	(181)	(212)	26	13	(754)	(638)	18
Depreciation and Amortization	(25)	(30)	(24)	(17)	1	(97)	(92)	6
Other operating income (expenses)	14	(14)	27	-	(47)	(36)	123	-
EBITDA	692	677	613	2	13	2,881	2,462	17
EBITDA Margin	13.9%	12.6%	13.5%	1.2 p.p.	0.4 p.p.	14.5%	15.3%	-0.7 p.p.
Depreciation and Amortization	268	280	262	(4)	2	1,046	1,043	0
Cost	244	250	238	(3)	2	949	951	(0)
Expense	25	30	24	(17)	1	97	92	6

Income Statement	4Q10	3Q10	4Q09	Change (%)	Change (%)	2010	2009	Change (%)
QUATTOR	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	2,426	2,433	2,192	(0)	11	8,850	6,854	29
Net Revenue	1,807	1,697	1,482	7	22	6,212	4,722	32
Cost of Good Sold	(1,428)	(1,399)	(1,364)	2	5	(5,167)	(4,296)	20
GrossProfit	379	298	118	27	221	1,045	426	145
Selling Expenses	(60)	(60)	(42)	1	42	(253)	(132)	92
General and Administrative Expenses	(64)	(47)	(45)	35	42	(198)	(137)	44
Depreciation and Amortization	(3)	(3)	(3)	0	8	(15)	(14)	8
Other operating income (expenses)	(28)	0	29	-	-	(43)	75	-
EBITDA	361	302	143	19	153	984	554	78
EBITDA Margin	20.0%	17.8%	9.6%	2.1 p.p.	10.3 p.p.	15.8%	11.7%	4.1 p.p.
Depreciation and Amortization	137	114	86	20	59	448	336	34
Cost	133	111	83	20	61	433	322	35
Expense	3	3	3	0	8	15	14	8

Income Statement	4Q10	3Q10	4Q09	Change (%)	Change (%)	2010	2009	Change (%)
BRASKEM AMERICA	(A)	(B)	(C )	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	529	594	485	(11)	9	2,266	1,737	30
Net Revenue	529	594	485	(11)	9	2,266	1,737	30
Cost of Good Sold	(484)	(530)	(462)	(9)	5	(2,061)	(1,594)	29
GrossProfit	45	64	23	(30)	97	205	143	44
Selling Expenses	(3)	(3)	(4)	13	(19)	(11)	(16)	(29)
General and Administrative Expenses	(23)	(27)	(11)	(15)	109	(76)	(58)	31
Depreciation and Amortization	(1)	(1)	(1)	(3)	3	(6)	(6)	(6)
Other operating income (expenses)	0	0	-	-	-	0	-	-
EBITDA	39	56	22	(32)	72	200	135	49
EBITDA Margin	7.3%	9.5%	4.6%	-2.2 p.p.	2.7 p.p.	8.8%	7.8%	1.1 p.p.
Depreciation and Amortization	21	23	16	(11)	33	88	72	23
Cost	19	22	14	(11)	36	83	66	25
Expense	1	1	1	(3)	3	6	6	(6)

EXHIBIT V

Consolidated Balance Sheet

 (R$ million)

ASSETS	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	8,780	9,899	(11)
Cash and Cash Equivalents	2,624	3,096	(15)
Financial Assets Held for Sales and Trading	236	395	(40)
Accounts Receivable	1,895	2,182	(13)
Inventories	3,016	3,084	(2)
Recoverable Taxes	699	867	(19)
Prepaid Expenses	42	55	(24)
Others	269	218	23
Non Current	25,697	25,074	2
Financial Assets Held to Maturity	29	18	56
Compulsory Deposits and Escrow Accounts	250	244	2
Deferred Income Tax and Social Contribution	1,137	844	35
Recoverable Taxes	1,444	1,656	(13)
Related Companies	54	100	(46)
Others	170	224	(24)
Investments	168	225	(25)
Fixed Assets	19,366	18,737	3
Intangible	3,079	3,025	2
Total Assets	34,477	34,972	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)

Current	8,462	8,353	1
Suppliers	5,201	5,213	(0)
Financing	1,724	1,759	(2)
Hedge Accounting Opperations and Other Derivatives	50	40	26
Salary and Payroll Charges	360	333	8
Dividends and Interest on Equity	420	0	505,901
Tax Payable	390	597	(35)
Advances from Customers	50	5	949
Others	266	407	(35)
Non Current	15,607	16,167	(3)
Financing	11,004	11,691	(6)
Hedge Accounting Opperations	34	63	(45)
Deferred Income Tax and Social Contribution	2,201	2,149	2
Taxes Payable	1,584	1,499	6
Others	784	765	3
Shareholders' Equity	10,390	10,425	(0)
Capital	8,043	8,039	0
Capital Reserves	846	834	1
Profit Reserves	1,339	0	-
Treasury Shares	(59)	(59)	0
Other Comprehensive Income	221	1,744	(87)
Retained Earnings (losses)	0	(133)	-
Company's Shareholders	10,390	10,425	(0)
Non Controlling Interest	18	28	(35)
Total Liabilities and Shareholders' Equity	34,477	34,972	(1)

 EXHIBIT VI

Braskem Balance Sheet

 (R$ million)

ASSETS	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	6,647	7,490	(11)
Cash and Cash Equivalents	2,461	2,848	(14)
Financial Assets Held for Sales and Trading	238	358	(34)
Accounts Receivable	1,177	1,233	(5)
Inventories	2,036	2,263	(10)
Recoverable Taxes	425	498	(15)
Associated Companies	112	102	9
Prepaid Expenses	29	39	(24)
Others	169	150	13
Non Current	25,014	23,575	6
Financial Assets Held to Maturity	29	18	56
Compulsory Deposits and Escrow Accounts	229	225	2
Deferred Income Tax and Social Contribution	444	479	(7)
Recoverable Taxes	1,102	1,206	(9)
Related Companies	2,476	2,309	7
Others	158	96	64
Investments	6,974	6,231	12
Fixed Assets	11,314	10,679	6
Intangible	2,287	2,330	(2)
Total Assets	31,660	31,064	2
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	7,128	7,164	(1)
Suppliers	4,874	4,914	(1)
Financing	1,460	1,345	9
Hedge Accounting Opperations and Other Derivatives	36	40	(8)
Salary and Payroll Charges	266	242	10
Dividends and Interest on Equity	2	1	31
Tax Payable	255	336	(24)
Advances from Customers	46	43	8
Others	188	243	(23)
Non Current	13,678	13,242	3
Financing	9,673	9,514	2
Hedge Accounting Opperations	34	63	(45)
Deferred Income Tax and Social Contribution	1,856	1,836	1
Taxes Payable	1,450	1,308	11
Others	663	522	27
Shareholders' Equity	10,854	10,658	2
Capital	8,043	8,039	0
Capital Reserves	846	846	-
Treasury Shares	(10)	(10)	0
Other Comprehensive Income	2,117	1,781	19
Retained Earnings (losses)	(141)	2	-
Company's Shareholders	10,854	10,658	2
Total Liabilities and Shareholders' Equity	31,660	31,064	2

EXHIBIT VII

Quattor Balance Sheet

 (R$ million)

ASSETS	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	1,908	2,039	(6)
Cash and Cash Equivalents	88	49	79
Financial Assets Held for Sales and Trading	0	106	-
Accounts Receivable	528	630	(16)
Inventories	747	695	7
Recoverable Taxes	267	356	(25)
Associated Companies	208	152	37
Prepaid Expenses	10	16	(39)
Others	60	35	69
Non Current	7,497	6,479	16
Compulsory Deposits and Escrow Accounts	21	21	1
Deferred Income Tax and Social Contribution	607	178	241
Recoverable Taxes	342	450	(24)
Related Companies	73	0	-
Others	5	2	259
Investments	3	3	-
Fixed Assets	6,029	5,430	11
Intangible	416	397	5
Total Assets	9,406	8,518	10

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)

Current	902	1,120	(19)
Suppliers	197	153	29
Financing	248	414	(40)
Salary and Payroll Charges	35	44	(20)
Dividends and Interest on Equity	9	3	158
Tax Payable	129	316	(59)
Advances from Customers	4	4	7
Others	280	186	51
Non Current	2,554	3,095	(17)
Financing	1,464	2,177	(33)
Deferred Income Tax and Social Contribution	47	53	(13)
Taxes Payable	133	87	54
Others	910	778	17
Braskem Investments (Qpetro and Riopol)	3,392	0	-
Shareholders' Equity	2,130	1,797	19
Capital	3,709	3,709	-
Retained Earnings (losses)	(1,579)	(1,912)	(17)
Company's Shareholders	2,130	1,797	19
Non Controlling Interest	428	2,507	(83)
Total Liabilities and Shareholders' Equity	9,406	8,518	10

EXHIBIT VIII

Braskem America Balance Sheet

 (R$ million)

ASSETS	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	470	522	(10)
Cash and Cash Equivalents	31	63	(50)
Accounts Receivable	216	260	(17)
Inventories	215	198	9
Others	7	0	2,059
Non Current	835	850	(2)
Others	8.162	9.624	(15)
Fixed Assets	577	584	(1)
Intangible	250	256	(2)
Total Assets	1,304	1,372	(5)

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2010	09/30/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	251	318	(21)
Suppliers	148	180	(18)
Financing	17	0	-
Salary and Payroll Charges	19	16	18
Tax Payable	5	4	26
Others	64	119	(47)
Non Current	315	318	(1)
Deferred Income Tax and Social Contribution	298	300	(1)
Others	17	18	(5)
Shareholders' Equity	738	735	0
Capital	623	623	-
Other Comprehensive Income	(45)	(34)	34
Retained Earnings (losses)	161	146	10
Company's Shareholders	738	735	0
Total Liabilities and Shareholders' Equity	1,304	1,372	(5)

EXHIBIT IX

Cash Flow

(R$ million)

Cash Flow CONSOLIDATED	4Q10	3Q10	4Q09	2010	2009

Profit (loss) Before Income Tax and Social Contribution	70	784	(1,033)	1,700	1,685
Adjust for Net Income Restatement
Depreciation and Amortization	466	444	365	1,720	1,454
Equity Result	4	(9)	24	(19)	(3)
Interest, Monetary and Exchange Variation, Net	291	(234)	(39)	668	(1,049)
Others	18	(4)	429	(781)	260
Cash Generation before Working Capital	850	981	(253)	3,287	2,347
Operating Working Capital Variation
Financial Assets Held for Trading	(86)	13	77	14	27
Account Receivable	289	284	(859)	184	(879)
Recoverable Taxes	380	8	(72)	615	20
Inventories	(158)	211	75	(550)	1,163
Advanced Expenses	13	28	14	(5)	44
Dividends	(4)	-	1	-	2
Other Account Receivables	(52)	0	72	(65)	(259)
Suppliers	(47)	(757)	155	795	(995)
Advances from Customers	(34)	7	(45)	(38)	(19)
Taxes Payable	(238)	86	385	(637)	279
Fiscal Incentives	0	2	2	7	(3)
Other Account Payables	18	191	333	186	267
Other Provisions	21	-	(17)	21	(18)
Operating Cash Flow	952	1,055	(133)	3,814	1,976
Interest Paid	(262)	(253)	(176)	(961)	(771)
Income Tax and Social Contribution	(31)	(5)	(27)	(59)	(65)
Net Cash provided by operating activities	659	797	(335)	2,794	1,139
Resource received from permanent assets sales	1	0	0	2	3
Additions to Investment	1	6	3	(1,358)	2
Additions to Fixed Assets	(782)	(332)	(391)	(1,748)	(1,118)
Additions to Intangible Assets	13	(6)	28	(26)	(24)
Financial Assets Held to Maturity	250	20	(3)	256	(17)
Others	-	-	(74)	-	-
Cash used in Investing Activities	(516)	(311)	(437)	(2,874)	(1,154)
New Loans	1,499	987	1,627	6,226	5,168
Amortization and Paid Interests	(2,109)	(1,416)	(1,221)	(10,576)	(5,023)
Repurchase of Shares	(0)	-	-	(0)	(8)
Dividends and Interest on Equity	2	-	(10)	(2)	(23)
Increase Capital	(4)	34	0	3,765	-
Cash used in Financing Activities	(612)	(395)	396	(587)	114
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(3)	-	-	(3)	-
Increase (decrease) in Cash and Cash Equivalents	(472)	90	(377)	(670)	99
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,096	3,006	3,671	3,294	3,195
Cash and Cash Equivalents at The End of The Year	2,624	3,096	3,294	2,624	3,294
Increase (Decrease) in Cash and Cash Equivalents	(472)	90	(377)	(670)	99

EXHIBIT X

Consolidated Production Volume

PRODUCTION CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers
PE's	527,824	609,426	635,100	597,376	590,379	630,398	676,819	639,180
PP	505,762	592,358	621,450	586,293	566,988	578,457	651,679	640,520
PVC	99,103	120,260	127,963	131,751	122,614	110,466	125,170	117,309
Caustic Soda	116,374	110,430	108,367	100,738	114,955	124,611	121,981	99,225
EDC	40,103	30,687	11,276	9,128	26,889	20,930	28,077	19,232
Chlorine	12,810	12,583	10,292	14,508	14,610	13,665	11,840	12,225
Basic Petrochemicals
Ethylene	660,074	793,628	847,183	785,218	791,358	832,218	861,717	791,333
Propylene	282,234	373,212	398,761	375,606	377,468	389,790	399,689	353,195
Benzene	181,627	224,244	249,324	232,489	232,408	234,155	234,066	208,150
Butadiene	43,761	80,737	89,652	80,453	83,044	83,524	84,272	70,868
Toluene	29,755	31,495	31,798	37,908	31,608	37,283	43,638	36,673
Fuel (m3)	172,892	274,542	288,356	207,302	258,000	273,495	290,182	267,111
Paraxylene	37,349	41,699	41,579	27,756	45,647	41,838	44,684	28,994
Orthoxylene	16,845	22,591	23,916	18,737	23,545	24,937	24,290	18,630
Isopropene	2,743	4,757	5,630	5,033	4,993	4,854	4,927	2,748
Butene 1	15,201	20,227	19,118	17,823	19,141	21,983	20,801	19,418
MTBE	23,794	23,861	-	-	-	-	-	-
ETBE	23,855	49,335	83,142	79,480	77,031	82,723	81,627	69,558
Mixed Xylene	21,309	21,459	26,781	26,251	18,243	23,205	23,511	23,742
Caprolactam	1,247	-	-	1,125	-	-	-	-
Cumene	53,310	58,924	68,324	63,382	70,409	70,896	69,881	75,098
Isobutene	3,430	4,074	4,297	4,130	5,155	7,316	5,201	6,841
Alkylbenzenes	4,284	2,262	6,016	5,864	3,951	3,762	4,856	5,460
GLP	16,040	16,552	13,958	13,177	7,721	6,665	11,689	8,495
Fuel Oil	3,664	5,845	7,427	10,223	7,408	7,504	7,841	6,143
Aromatic Residue	13,717	14,995	14,098	10,233	14,557	15,319	16,874	22,105
Petrochemical Resins	3,288	3,696	3,569	3,274	3,559	3,226	3,421	3,446

EXHIBIT XI

Braskem Production Volume and Capacity Utilization Rate

PRODUCTION BRASKEM
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
Polymers
PE's	357,694	459,500	471,434	451,843	417,100	433,245	457,359	401,615
PP	178,877	227,733	257,904	235,455	224,544	217,331	260,749	260,105
PVC	99,103	120,260	127,963	131,751	122,614	110,466	125,170	117,309
Caustic Soda	116,374	110,430	108,367	100,738	114,955	124,611	121,981	99,225
EDC	40,103	30,687	11,276	9,128	26,889	20,930	28,077	19,232
Chlorine	12,810	12,583	10,292	14,508	14,610	13,665	11,840	12,225
Basic Petrochemicals
Ethylene	454,369	588,998	620,193	592,402	566,800	580,439	587,784	502,506
Propylene	216,137	297,865	315,866	303,611	293,062	298,372	302,813	256,973
Benzene	129,037	165,770	187,051	177,424	173,228	171,614	171,671	139,504
Butadiene	36,311	66,375	70,294	63,561	63,906	64,059	65,057	50,104
Toluene	25,335	25,191	26,870	34,526	27,268	24,385	29,073	27,343
Fuel (m3)	116,052	200,734	214,156	150,784	194,667	206,245	222,683	195,297
Paraxylene	37,349	41,699	41,579	27,756	45,647	41,838	44,684	28,994
Orthoxylene	12,053	14,896	15,022	11,303	17,569	15,594	15,168	10,879
Isopropene	2,743	4,757	5,630	5,033	4,993	4,854	4,927	2,748
Butene 1	15,201	20,227	19,118	17,823	19,141	21,983	20,801	19,418
MTBE	23,794	23,861	-	-	-	-	-	-
ETBE	23,855	49,335	83,142	79,480	77,031	82,723	81,627	69,558
Mixed Xylene	16,270	14,237	19,182	18,121	11,832	14,851	18,702	15,313
Caprolactam	1,247	-	-	1,125	-	-	-	-

Utilization Rate (%)	4Q10	3Q10	4Q09	Change	Change
BRASKEM	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	79%	92%	93%	-13.4 p.p.	-14.1 p.p.
PE´s	80%	91%	90%	-11.1 p.p.	-10.0 p.p.
PP	99%	99%	90%	-0.2 p.p.	9.4 p.p.
PVC	91%	97%	99%	-6.1 p.p.	-7.7 p.p.

EXHIBIT XII

Quattor and Braskem America Production Volume and Capacity Utilization Rate

PRODUCTION QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers
PE's	170,131	149,926	163,666	145,533	173,279	197,153	219,460	237,564
PP	134,533	148,645	170,838	131,547	164,007	142,291	157,165	171,429

Petroquímicos Básicos
Ethylene	205,704	204,630	226,991	192,815	224,557	251,778	273,933	288,827
Propylene	66,097	75,347	82,895	71,995	84,406	91,418	96,877	96,222
Benzene	52,590	58,474	62,273	55,065	59,180	62,540	62,395	68,646
Cumene	53,310	58,924	68,324	63,382	70,409	70,896	69,881	75,098
Butadiene	7,450	14,362	19,358	16,892	19,139	19,465	19,215	20,764
Isobutene	3,430	4,074	4,297	4,130	5,155	7,316	5,201	6,841
Toluene	4,420	6,304	4,928	3,382	4,340	12,899	14,566	9,330
Fuel (m3)	56,840	73,808	74,200	56,517	63,332	67,250	67,499	71,814
Alkylbenzenes	4,284	2,262	6,016	5,864	3,951	3,762	4,856	5,460
Mixed Xylene	5,039	7,222	7,599	8,130	6,411	8,354	4,809	8,430
Orthoxylene	4,792	7,695	8,894	7,434	5,976	9,342	9,122	7,751
GLP	16,040	16,552	13,958	13,177	7,721	6,665	11,689	8,495
Fuel Oil	3,664	5,845	7,427	10,223	7,408	7,504	7,841	6,143
Aromatic Residue	13,717	14,995	14,098	10,233	14,557	15,319	16,874	22,105
Petrochemical Resins	3,288	3,696	3,569	3,274	3,559	3,226	3,421	3,446

Utilization Rate (%)	4Q10	3Q10	4Q09	Change	Change
QUATTOR	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	94%	89%	63%	4.8 p.p.	31.2 p.p.
PE´s	91%	84%	56%	6.9 p.p.	35.1 p.p.
PP	78%	71%	60%	6.5 p.p.	18.1 p.p.

PRODUCTION BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
Polymers
PP	192,352	215,979	192,708	219,291	178,437	218,834	233,765	208,986

Utilization Rate (%)	4Q10	3Q10	4Q09	Change	Change
BRASKEM AMERICA	(A)	(B)	(C)	(A)/(B)	(A)/(C)
PP	87%	98%	92%	-10.4 p.p.	-4.3 p.p.

EXHIBIT XIII

Consolidated Sales Volume

Domestic Market

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE's	326,511	387,034	390,442	387,195	384,464	390,365	475,227	424,769
PP	227,341	282,908	326,425	286,915	296,668	288,344	328,207	320,083
PVC	76,997	119,514	139,826	121,092	123,158	120,895	130,783	129,945
PET	11,745	6,280	13	(1)	-	-	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859	114,242	127,474	120,496
Chlorine	12,636	12,145	10,547	14,654	14,628	13,442	11,801	11,795

Basic Petrochemicals Unit
Ethylene	100,038	131,148	138,029	129,516	127,399	142,144	125,576	112,287
Propylene	48,221	54,870	63,002	65,467	67,549	62,468	63,668	60,361
Benzene	91,238	123,833	97,162	115,130	118,852	108,661	97,361	93,331
Butadiene	20,976	59,635	70,017	55,163	73,778	54,899	62,788	58,750
Toluene	18,506	20,275	25,154	27,985	24,783	21,715	23,333	24,592
Fuel (M3)	167,080	218,448	199,860	140,575	204,787	193,383	202,196	228,330
Orthoxylene	19,317	23,260	23,199	19,648	21,910	25,211	23,352	21,045
Isopropene	1,611	2,200	2,160	2,700	2,501	3,203	3,532	3,129
Butene 1	40	42	46	-	-	-	-	-
MTBE	-	80	-	-	-	-	-	-
ETBE	-	-	-	-	8	22	35	12
Mixed Xylene	15,416	14,646	16,198	20,920	19,466	18,324	21,221	20,881
Caprolactam	2,788	3,139	3,090	3,041	2	-	-	-
Cumene	52,509	53,980	69,596	63,721	69,347	72,217	72,032	75,294
Isobutene	3,430	4,074	4,297	4,130	5,155	7,316	4,212	3,527
Alkylbenzenes	3,233	2,473	5,608	5,276	3,804	4,053	5,420	4,766
GLP	16,084	16,309	14,093	12,985	7,956	5,981	11,928	8,021
Fuel Oil	3,665	5,845	7,427	10,223	7,408	7,504	11,159	6,135
Aromatic Residue	16,327	16,934	15,549	9,718	14,995	14,618	14,881	15,432
Petrochemical Resins	1,677	2,023	2,057	2,105	2,154	2,356	2,497	2,213

EXHIBIT XIV

Braskem Sales Volume

Domestic Market

Domestic Market - Sales Volume
BRASKEM
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE's	231,520	267,724	275,205	282,492	278,000	264,837	310,930	285,992
PP	135,002	174,618	201,607	187,267	182,454	180,836	203,954	199,186
PVC	76,997	119,514	139,826	121,092	123,158	120,895	130,783	129,945
PET	11,745	6,280	13	(1)	-	-	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859	114,242	127,474	120,496
Chlorine	12,636	12,145	10,547	14,654	14,628	13,442	11,801	11,795

Basic Petrochemicals Unit
Ethylene	56,081	72,677	78,437	79,774	77,862	84,633	69,278	58,071
Propylene	78,650	92,068	101,566	93,404	94,066	79,779	81,508	66,943
Benzene	74,780	105,316	81,963	101,631	104,887	93,530	77,747	74,138
Butadiene	13,583	45,543	51,003	37,863	54,519	36,177	42,661	39,149
Toluene	16,092	16,512	21,614	23,861	20,835	16,271	18,115	19,781
Fuel (M3)	105,435	145,619	128,937	85,084	139,061	126,554	133,440	160,636
Orthoxylene	13,913	15,899	14,215	11,956	16,493	15,766	14,182	13,072
Isopropene	1,611	2,200	2,160	2,700	2,501	3,203	3,532	3,129
Butene 1	2,208	1,456	909	964	1,445	1,002	2,165	2,529
MTBE	-	80	-	-	-	-	-	-
ETBE	-	-	-	-	8	22	35	12
Mixed Xylene	10,422	8,730	9,427	12,285	13,214	10,549	15,012	12,648
Caprolactam	2,788	3,139	3,090	3,041	2	-	-	-

EXHIBIT XV

Quattor Sales Volume

Domestic Market

Domestic Market - Sales Volume
QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE's	94,991	119,310	115,237	104,703	106,465	130,321	179,690	140,064
PP	92,339	108,289	124,818	99,649	114,214	108,693	126,810	121,684

Basic Petrochemicals Unit
Ethylene	43,957	58,471	59,592	49,742	49,537	57,510	56,299	54,216
Benzene	16,458	18,517	15,199	18,015	15,465	17,632	19,614	19,193
Cumene	52,509	53,980	69,596	63,721	69,347	72,217	72,032	75,294
Butadiene	7,393	14,092	19,014	17,300	19,259	18,722	20,127	19,601
Isobutene	3,430	4,074	4,297	4,130	5,155	7,316	4,212	3,527
Toluene	2,414	3,763	3,540	4,124	3,949	5,444	5,219	4,811
Fuel (m3)	61,645	72,829	70,923	55,491	65,726	66,829	68,757	67,694
Alkylbenzenes	3,233	2,473	5,608	5,276	3,804	4,053	5,420	4,766
Mixed Xylene	4,994	5,916	6,771	8,635	6,252	7,775	6,209	8,233
Orthoxylene	5,404	7,361	8,984	7,692	5,417	9,445	9,170	7,973
GLP	15,773	16,309	14,093	12,985	7,956	5,981	11,928	7,781
Fuel Oil	3,665	5,845	7,427	10,223	7,408	7,504	11,159	6,135
Aromatic Residue	16,327	16,934	15,549	9,718	14,995	14,618	14,881	15,432
Petrochemical Resins	1,677	2,023	2,057	2,105	2,154	2,356	2,497	2,213

EXHIBIT XVI

Consolidated Sales Volume

Export Market and North America

Export Market - Sales Volume
CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE's	244,808	261,762	204,104	229,040	186,982	177,232	241,935	217,179
PP	322,029	322,543	294,898	320,697	267,055	261,276	328,477	314,017
PVC	25,813	14,000	300	149	-	73	48	73
PET	275	14,549	-	-	-	-	-	-
Caustic Soda	-	7,480	-	-	1,003	4,898	-	-
EDC	38,601	39,697	13,000	-	26,026	24,302	25,908	12,986

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-	6,079	3,774
Propylene	16,895	47,898	33,577	53,118	37,257	53,256	41,197	28,688
Benzene	57,585	51,440	100,306	66,365	75,566	75,193	81,850	61,288
Butadiene	20,292	22,946	21,618	22,939	13,617	23,742	23,692	16,840
Toluene	13,364	12,193	9,533	9,659	3,324	9,649	30,801	6,779
Fuel (M3)	9,318	27,954	35,083	16,151	9,246	28,992	17,424	987
Paraxylene	36,101	46,948	36,439	25,732	47,988	47,238	45,905	31,282
Isopropene	840	2,518	3,355	1,683	2,359	1,681	1,600	48
Butene 1	5,920	7,858	9,520	9,524	6,732	14,413	7,345	6,119
MTBE	18,691	31,949	764	-	-	-	-	-
ETBE	23,223	46,139	70,793	95,464	62,749	80,302	81,709	70,073
Mixed Xylene	4,883	4,226	17,461	2,469	318	4,067	3,370	4,906
Caprolactam	72	1,056	-	-	-	-	-	-
Isobutene	-	-	-	-	-	-	-	3,001
Petrochemical Resins	716	1,138	1,522	1,902	1,998	1,639	987	787

EXHIBIT XVII

Braskem Sales Volume

Export Market

Export Market - Sales Volume
BRASKEM
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE's	167,666	207,424	170,270	175,022	166,152	134,906	184,939	143,658
PP	67,924	49,912	56,509	54,018	42,429	28,338	61,814	60,102
PVC	25,813	14,000	300	149	-	73	48	73
PET	275	14,549	-	-	-	-	-	-
Caustic Soda	-	7,480	-	-	1,003	4,898	-	-
EDC	38,601	39,697	13,000	-	26,026	24,302	25,908	12,986

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-	6,079	3,774
Propylene	16,895	47,898	33,577	53,118	37,257	53,256	41,197	28,688
Benzene	57,585	51,440	97,434	66,365	75,566	75,193	81,850	61,288
Butadiene	20,292	22,946	21,618	22,939	13,617	23,742	23,692	16,840
Toluene	13,364	9,064	7,568	9,659	3,324	9,649	15,873	2,273
Fuel (M3)	9,318	26,738	33,972	16,151	9,246	28,992	17,424	987
Paraxylene	36,101	46,948	36,439	25,732	47,988	47,238	45,905	31,282
Isopropene	840	2,518	3,355	1,683	2,359	1,681	1,600	48
Butene 1	5,920	7,858	9,520	9,524	6,732	14,413	7,345	6,119
MTBE	18,691	31,949	764	-	-	-	-	-
ETBE	23,223	46,139	70,793	95,464	62,749	80,302	81,709	70,073
Mixed Xylene	4,883	4,226	14,713	2,469	318	4,067	3,370	4,906
Caprolactam	72	1,056	-	-	-	-	-	-

EXHIBIT XVIII

Quattor and Braskem America Sales Volume – Export Market

Export Market - Sales Volume
QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE's	77,141	54,338	33,834	54,018	20,830	42,326	56,996	73,522
PP	49,758	54,423	43,508	45,440	24,379	30,497	38,709	44,462

Basic Petrochemicals Unit
Benzene	-	-	2,872	-	-	-	-	-
Isobutene	-	-	-	-	-	-	-	3,001
Toluene	-	3,129	1,965	-	-	-	14,929	4,507
Fuel (m3)	-	1,216	1,111	-	-	-	-	-
Mixed Xylene	-	-	2,748	-	-	-	-	-
Petrochemical Resins	716	1,138	1,522	1,902	1,998	1,639	987	787

North America - Sales Volume
BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PP	204,348	218,208	194,882	221,239	200,247	202,441	227,954	209,453

EXHIBIT XIX

Consolidated Net Revenue

Domestic Market

DOMESTIC MARKET - Net Revenue
CONSOLIDATED
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE/PP/PVC	1,794	2,097	2,413	2,255	2,394	2,558	2,789	2,767
Others	176	105	61	83	81	95	114	145

Basic Petrochemicals Unit
Ethylene/Propylene	247	328	385	395	407	462	398	367
Cumene	73	71	113	116	137	162	143	140
BTX	134	205	243	240	294	287	227	231

Resale*	206	61	49	286	52	73	189	69
Quantiq**	100	90	105	95	115	152	261	262
Total	3,227	3,575	4,239	4,587	4,354	4,490	4,787	4,600
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

Export Market and North America

EXPORT MARKET - Net Revenue
CONSOLIDATED
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE/PP/PVC	1,071	1,135	1,085	1,149	1,174	1,182	1,354	1,344
Others	9	54	10	-	21	24	18	10

Basic Petrochemicals Unit
Ethylene/Propylene	16	55	58	88	88	116	90	70
BTX	112	167	236	146	228	220	221	185

Revenda*	67	32	46	95	207	262	504	599
Quantiq**	-	-	-	-	-	-	-	-
Total	1,415	1,799	1,838	1,931	2,223	2,264	2,760	2,367
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

EXHIBIT XX

Braskem Net Revenue

Domestic Market

DOMESTIC MARKET - Net Revenue
BRASKEM
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE/PP/PVC	1,304	1,530	1,794	1,729	1,776	1,838	1,952	1,912
Others	214	124	62	83	78	91	110	133

Basic Petrochemicals Unit
Ethylene/Propylene	289	323	332	347	371	379	310	259
BTX	110	167	196	203	253	232	172	176

Resale*	206	61	49	286	52	73	200	69
Quantiq**	100	90	105	95	115	152	261	262
Total	2,459	2,563	2,967	3,144	3,165	3,365	3,439	3,374
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

Export Market

EXPORT MARKET - Net Revenue
BRASKEM
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE/PP/PVC	1,304	1,530	1,794	1,729	1,776	1,838	1,952	1,912
Others	214	124	62	83	78	91	110	133

Basic Petrochemicals Unit
Ethylene/Propylene	289	323	332	347	371	379	310	259
BTX	110	167	196	203	253	232	172	176

Resale*	206	61	49	286	52	73	200	69
Quantiq**	100	90	105	95	115	152	261	262
Total	2,459	2,563	2,967	3,144	3,165	3,365	3,439	3,374
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

EXHIBIT XXI

Quattor and Braskem America Net Revenue

Domestic Market

DOMESTIC MARKET - Net Revenue of Main Products
QUATTOR
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10

Polymers Unit
PE/PP	549	634	700	609	688	801	974	859

Basic Petrochemicals Unit
Ethylene	78	116	125	109	111	129	121	120
Cumene	73	71	113	116	137	162	143	140
BTX	25	39	48	46	45	61	57	55

Total	773	756	1,164	1,222	1,112	1,282	1,445	1,531
*Benzene, Toluene, Orthoxylene

Export Market and North America

EXPORT MARKET - Net Revenue of Main Products
QUATTOR
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
Polymers Unit
PE/PP	207	199	153	196	109	185	204	274
Basic Petrochemicals Unit
BTX	-	4	8	-	-	-	19	7
Total	209	168	171	260	137	177	251	276
*Benzene, Toluene, Orthoxylene

North America - Net Revenue
BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10
Polymers Unit
PP	375	426	451	485	569	575	594	529

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.